EXHIBIT E

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF NOVEMBER 21, 2013

The information included in this Exhibit E supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2012 on Form 18-K filed with the SEC on September 30, 2013. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report the information in this Exhibit E replaces such information. Initially capitalized terms used in this Exhibit E have the respective meanings assigned to those terms in such annual report.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2008 through 2012:

	2008(R)	2009(R)	2010(R)	2011(P)	2012(P)
Economic Data:
GDP (millions, nominal dollars)(2)	$23,002	$24,163	$27,053	$31,316	$36,253
GDP (millions, constant dollars)(2)	$18,813	$19,538	$20,994	$23,272	$25,755
GDP (% change, constant dollars)(2)	10.1%	3.9%	7.5%	10.8%	10.7%
Service Sector (% change, constant dollars)(2)(3)	9.6%	4.8%	9.2%	10.6%	9.1%
Other (% change, constant dollars)(2)(4)	14.1%	(0.9)%	(0.9)%	9.2%	15.8%
GDP Per Capita (constant dollars)(2)	$5,317	$5,427	$5,733	$6,249	$6,800
Population (millions)	3.54	3.60	3.66	3.72	3.79
CPI—Period Average (% change)	8.7%	2.4%	3.5%	5.9%	5.7%
Unemployment	5.6%	6.6%	6.5%	4.5%	4.0%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$6,020	$6,125	$6,874	$7,762	$9,070
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$5,197	$5,663	$6,669	$7,723	$9,093
Overall Surplus (Deficit) (millions)	$98	$(253)	$(512)	$(703)	$(765)
As % of Nominal GDP	0.4%	(1.0)%	(1.9)%	(2.2)%	(2.1)%
Central Government Surplus (Deficit) (millions)	$63	$(357)	$(683)	$(1,108)	$(1,286)
As % of Nominal GDP	0.3%	(1.5)%	(2.5)%	(3.5)%	(3.5)%
Public Debt (at December 31):
Internal Debt (millions)	$1,960	$822	$1,191	$1,904	$3,483
External Debt (millions)	$8,477	$10,150	$10,438	$10,910	$10,782
Public Debt (as % of Nominal GDP)
Internal Debt	8.5%	3.4%	4.4%	6.1%	9.6%
External Debt	36.9%	42.2%	39.0%	35.6%	29.7%
Total Public Debt (millions)	$10,438	$10,972	$11,629	$12,814	$14,265
Trade Data:
Exports (f.o.b.) Goods(6) (millions)	$10,323	$12,038	$12,675	$16,929	$18,872
Imports (c.i.f.) Goods(6) (millions)	$(14,869)	$(14,218)	$(17,218)	$(22,946)	$(24,623)
Merchandise Trade Balance (millions)	$(4,546)	$(2,180)	$(4,543)	$(6,017)	$(5,751)
Current Account Surplus (Deficit) (millions)	$(2,677)	$(179)	$(2,765)	$(3,826)	$(3,267)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$284	$123	$288	$201	$414
Total Official Reserves (at December 31) (millions)	$2,405	$2,625	$2,154	$1,754	$2,118

(R)	Revised figures.
(P)	Preliminary figures.

Recent Government Actions

The National Assembly of the Republic of Panama (the “Assembly”) has adopted the following laws ratifying the following tax information exchange agreements: Law 68 of October 2, 2013, ratifying the treaty between Panama and Greenland; Law 67 of October 2, 2013, ratifying the treaty between Panama and the Republic of Iceland; Law 66 of October 2, 2013, ratifying the treaty between Panama and the Republic of Finland; and Law 65 of October 2, 2013, ratifying the treaty between Panama and the Faroe Islands.

On November 25-29, 2013, Panama will host the Fifth Session of the Conference of the States Parties to the United Nations Convention Against Corruption. Topics discussed among members states will include, among others, development of alternative economic activities, corruption, crime and drug prevention, drug trafficking, firearms, HIV/AIDS, money laundering and terrorism prevention.

The Economy

The Assembly approved Panama’s 2014 budget on October 21, 2013. The 2014 budget contemplates total expenditures of $17.7 billion, an increase of 9.1% compared to the 2013 budget, with $9.3 billion allocated to current expenditures and $8.4 billion to capital expenditures. Central Government revenues are budgeted at $9.9 billion, of which $7.4 billion corresponds to current revenues and $2.4 billion to capital revenues. Debt service expenditures are budgeted at $1.4 billion.

Budget estimates are based on an anticipated 11.5% growth in nominal GDP, 7.0% growth in real GDP and an anticipated consolidated non-financial public sector deficit of approximately $1,344.5 million (or approximately 2.7% of estimated nominal GDP) for 2014.

The agriculture sector increased an estimated 3.3% in the second quarter of 2013, compared to the same period of 2012, primarily due to corn and sugar cane production. The fisheries sector increased an estimated 17.5% in the second quarter of 2013, compared to the same period of 2012, primarily due to increased fishing activities related to commercial fishing species. Commerce increased an estimated 1.1% in the second quarter of 2013, compared to the same period of 2012, primarily due to increased sales of tobacco, food and beverages products as well as increased retail sales activities. The hotels and restaurants sector increased an estimated 5.1% in the second quarter of 2013, compared to the same period of 2012, primarily due to an increase in restaurant activities of 4.2% and of hotel activities of 6.3%, which benefited from a 10.5% increase in foreign visitors expenditures. The mining and quarries sector increased an estimated 27.8% in the second quarter of 2013, compared to the same period of 2012, primarily due to increased use of stone and sand in infrastructure and construction projects, such as the expansion of the Panama Canal.

Foreign direct investment increased 18.8%, to $2,037.0 million, during the first six months of 2013. The increase was primarily due to reinvested earnings.

Preliminary results for the nine months ended September 30, 2013 showed a non-financial public sector deficit of 3.2% of nominal GDP. As required by the Social and Fiscal Responsibility Law the fiscal deficit cannot exceed 3.1% at year-end 2013. The government is forecasting being in compliance as required by the Law.

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Public Debt

As of September 30, 2013, Panama’s external debt totaled approximately $12.1 billion, representing an increase of $1.4 billion since December 31, 2012. Panama’s internal debt as of September 30, 2013, was approximately $3.7 billion, representing an increase of $253.2 million since December 31, 2012. As of September 30, 2013, approximately 75.0% of the total public sector external debt was owed to commercial lenders and bondholders, with 22.4% owed to multilateral institutions and 2.5% owed to bilateral lenders.

As part of a program to promote the development of Panama’s capital markets that began in 2011, the Government held nine auctions from January 15, 2013 to September 24, 2013. During that time, Panama issued $399.4 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s domestic capital markets.

The ratio of total public sector debt to GDP as of December 31, 2012 is estimated to have been 39.3%. Using an estimated 2013 year-end nominal GDP figure of $41.0 billion as at June 30, 2013, the ratio of total public sector debt outstanding at September 30, 2013 to GDP is estimated at 38.7%.

The Panama Canal

A toll adjustment became effective on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which went into effect on April 1, 2011. A toll increase occurred in October 2012 and a new toll adjustment became effective in October 2013.

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